Exhibit 4.6

[ViryaNet letterhead]

Mr. Meiri Alterman

Bank Hapoalim Limited

63 Yehuda Halevi Street

Tel Aviv, Israel

Dear Meiri,

This letter is to acknowledge our understanding and agreement that ViryaNet Limited (the “Company”) shall issue to you, on the date of this letter, 30,000 Ordinary Shares of the Company, of NIS 1.0 par value per share (the “Shares”) in consideration for the payment by you of the par value of the Shares.

The issuance of the Shares is done as consideration for the restructuring of the Company’s debts to you, effective as of January 1, 2006.

The Company also confirms that it agrees to include the Shares in the next registration statement on Form F-3 to be filed by the Company with the SEC on or after the date hereof.

Sincerely yours,

ViryaNet Limited

By: /s/ Samuel HaCohen

Name: Samuel HaCohen

Title: Executive Chairman of the Board

Date: December 22, 2005